

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E- mail
Mr. Scott C. Schroeder
Chief Financial Officer
Cabot Oil & Gas Corporation
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, TX 77024

Re: Cabot Oil & Gas Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 1-10447

Dear Mr. Schroeder:

This letter replaces the comment letter that was sent on September 6, 2011. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Glossary of Certain Oil and Gas Terms, page 1

1.   In the definition of proved reserves, please add after the first sentence the following: The project to extract hydrocarbons must have commenced or the operator must be reasonable certain that it will commence the project within a reasonable time. Please see Rule 4-10(a) (22) of Regulation S-X.

Overview, page 4

2.   You indicate in the fourth paragraph that you pursue "lower risk drilling opportunities."
        Clarify the type of "risk" you consider and how you measure or assess the level of risk in
        a particular drilling opportunity.

Reserves, page 9

3.   Please provide us with a copy of your reserve report as of December 31, 2010. Please
        include the cash flow statements for all of the wells.

Proved Undeveloped Reserves, page 10

4.   You state that you spent $183 million in order to convert 216 BCFe from proved
        undeveloped reserves to proved developed reserves. Please tell us how many gross and
        net wells were drilled to accomplish this. Additionally please reconcile your statement
        that you spent $183 million to develop these reserves in 2010 with your disclosure on
        page 107 that you incurred $630 million in development costs in 2010.

5.   You state that your ability to sell your oil and gas production could be materially harmed
        if you fail to obtain adequate services such as transportation or processing. Please tell us
        if you have any pipeline constraints or if there are not enough processing facilities in
        place to adequately process your gas thereby causing you to shut in production for
        periods of time.

Major Customer, page 15

6.   Identify your major customer or tell us why you believe that disclosure is not required
        under Item 101(c)(vii) of Regulation S-K.

Risk Factors, page 20

We Face a Variety of Hazards and Risks That Could Cause Substantial Financial Losses, page 23

7.   On page 19, you disclose that your hydraulic fracturing fluids include chemical additives.
        Please revise this risk factor to specifically address the financial and operational risks
        associated with hydraulic fracturing such as the underground migration of hydraulic
        fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids, if
        material.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation and Nature of Operations, page 61

8.   We note your disclosure stating that you operate in one segment. However, it appears
        that you are organizationally structured based on the geographic location of your
        operations (i.e., the Rocky Mountain and Appalachian areas which primarily make up the
        North region and your operations in east and south Texas and Oklahoma which primarily
        make up the South region). Please tell us whether you have concluded that your
        operations represent a single operating segment or multiple operating segments that have
        been combined into a single reportable segment for purposes of applying FASB ASC
        280. If you have concluded that your operations represent a single operating segment,
        explain to us how you have applied the guidance in FASB ASC 280-10-50-
        1. Alternatively, if you have combined multiple operating segments into a single
        reportable segment, explain to us how you have applied the aggregation criteria per
        FASB ASC 280-10-50-11. As part of your response, please tell us about the process
        through which your chief operating decision maker reviews information to make
        decisions about resources to be allocated to your segment and assess its performance.

Note 2. Properties and Equipment, Net

Disposition of Assets, page 68

9.   We note you sold your Pennsylvania gathering infrastructure of approximately 75 miles
        of pipeline and two compressor stations to Williams Field Services for $150 million and
        recognized a $49.3 million gain on sale of assets. We also note you are obligated to
        construct pipelines to connect certain of your 2010 program wells, complete the
        construction of a compressor station and complete taps into certain pipeline delivery
        points, and that you expect to complete your obligations under the agreement in the first
        half of 2011. Please tell us and disclose how these future obligations impacted the $49.3
        million gain recognized in connection with this transaction. Please be specific in your
        response and cite the authoritative guidance used to support your accounting for this
        transaction.

Note 8. Commitments and Contingencies

Environmental Matters, page 86

10.   We note that you have accrued a $3.6 million settlement liability related to the global
        settlement agreement and consent order entered into with the Pennsylvania Department
        of Environmental Protection. In addition, we note that certain of the affected households
        appealed the Global Settlement Agreement to the Pennsylvania Environmental Hearing

Board. Please tell us how this appeal impacts your estimate of the settlement liability incurred as of the end of the reporting period. Refer to FASB ASC 450-20-25-2.

Note 9. Asset Retirement Obligation, page 88

11.   We note your change in estimate in the amount of $40.4 million and your disclosure that this change is attributable to additional regulatory requirements in east Texas and increased costs for services and equipment to plug and abandon wells in all of your areas of operations. Given the change in estimate represents a 136% increase from your asset retirement obligation at December 31, 2009, please tell us and disclose in more detail the specific factors that resulted in this significant increase. Please quantify the change in estimate attributable to each factor identified in your analysis. Refer to FASB ASC 410-20-35.

Supplemental Oil and Gas Information, page 105

12.   We note that you recorded additions to your proved reserves related to extensions and discoveries of 650,644 MMcfe during 2010 and 462,880 MMcfe during 2009. Please provide us with additional information regarding these additions with a focus on the underlying causal factors. Refer to FASB ASC 932-235-50-5.

Exhibit 99.1

13.   Item 1202(a)(8) of Regulation S-K specifies disclosure items pertaining to third party engineering reports. In this regard, you provide the average West Texas Intermediate and Henry Hub prices, but these appear to be for reference rather than the actual price utilized. Please obtain and file a revised report that also includes the average adjusted prices used to determine reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director